Exhibit 99.2

Hello Everyone,

My name is Max Howard here from the Acquisitions team here at Masterworks.

Today we are excited to bring you xSxexax xMxoxnxsxtxexrx, by the exceptional artist Mark Bradford.

Bradford is one of the most important and influential American artists of the 21st century, best known for his large scale mixed media collage paintings.

Bradford’s market has continued to rise, with a 34.2% Annual Record Price Growth rate based on data from November 2008 to June 2023, with a top auction record of $12M from a sale in March 2018.

Executed in 2014 the Painting is a monumental example of Mark Bradford’s map-inspired works referred to by the artist as “social abstraction.” Bradford’s process consists of layering materials sourced from signs, billboards, hardware stores and discarded street ephemera which he then physically distresses in various ways.

So why do we like this painting? Three Big Reasons:

One: This work has high upside potential with a similar sales appreciation rate of 13.6% since 2010.

Reason Two: Nine of the artist’s top ten auction records have been set within the last five years displaying strong momentum within his market.

Reason Three: As of October 2023, identically sized, textured collage works with cartographic characteristics have achieved some of the artist’s highest prices at auction, and include: “Ghost Money” (2007) which sold for $6.9M at Christie’s, New York on October 6, 2020, and “Boreas” (2012) which sold for $7.6M at Christie’s, New York on May 17, 2018.

Thank you for joining us, and we look forward to introducing you to this sensational artwork by Mark Bradford.